UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
GOLDBELT RESOURCES LTD.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or organization)
GOLDBELT RESOURCES LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
380 755 405
(CUSIP Number of Class of Securities)

Alexander Dann
Goldbelt Resources Ltd.
Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario M5H 2W9
Canada
(416) 364-0557
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:

John Sabine Fraser Milner Casgrain LLP 1 First Canadian Place 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Directors’ Circular Dated November 5, 2007
Item 2. Informational Legends
See “Notice to Shareholders in the United States” in the Directors’ Circular dated November 5, 2007

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to the toll free number listed on the back page of this Directors’ Circular.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

WEGA MINING INC.

a wholly-owned subsidiary of

WEGA MINING ASA

TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF

GOLDBELT RESOURCES LTD.

FOR $1.55 IN CASH FOR EACH

GOLDBELT RESOURCES LTD. COMMON SHARE

The Board of Directors of Goldbelt Resources Ltd., upon consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has unanimously determined that the Wega Offer is in the best interests of Goldbelt and the holders of common shares of Goldbelt (the “Shareholders”) and, accordingly, has resolved unanimously to recommend to the Shareholders that they ACCEPT the Wega Offer and TENDER their common shares under the Wega Offer. Goldbelt’s financial advisors have delivered an opinion to Goldbelt’s Board of Directors and special committee that the consideration to be received under the Wega Offer is fair, from a financial point of view, to all Shareholders (other than Wega Mining Inc., Wega Mining ASA and its or their affiliates). For further information, see the offer and accompanying circular of Wega Mining Inc. accompanying this directors’ circular.

Pursuant to lock-up agreements entered into with Dundee Precious Metals Inc. and the executive chairman and the president and chief executive officer of Goldbelt, each has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, common shares collectively representing in the aggregate, approximately 47% of the outstanding common shares of Goldbelt, calculated on a fully diluted basis (excluding common shares to be subscribed for by Wega Mining Inc.).

The Wega Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 13, 2007, unless the Wega Offer is extended or withdrawn.

November 5, 2007

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Wega Offer is subject to disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States.

Shareholders in the United States should be aware that the disposition of Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors.

Shareholders in the United States should be aware that Wega ASA, Wega Inc. or their affiliates, directly or indirectly, may bid for or make purchases of Shares during the period of the Wega Offer, as permitted by applicable Canadian or provincial laws or regulations.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Wega Inc. is incorporated under the laws of the Province of British Columbia, Canada, that Wega ASA is existing under the laws of Norway, that Goldbelt is incorporated under the laws of the Province of British Columbia, Canada and that Wega Inc.’s sole officer and one of its two directors is a resident of Canada, Wega Inc.’s other director is a resident of Norway and a majority of Wega ASA’s officers and directors are residents of Norway and some of Goldbelt’s officers and directors are residents of Canada or other foreign countries and that some of Goldbelt’s officers and directors are residents of Canada or other foreign countries and that all or a substantial portion of the assets of Wega Inc., Wega ASA and Goldbelt and of the above mentioned persons may be located outside of the United States.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular includes “forward-looking statements”. All statements other than statements of historical fact included in this Directors’ Circular that address activities, events or developments that Goldbelt Resources Ltd. (the “Corporation”) expects or anticipates will or may occur in the future and all statements regarding plans, objectives and expected performance, are forward-looking statements. These forward-looking statements have been based on current expectations and projections about future events, including numerous assumptions regarding present and future business strategies, operations, and the operating environment in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek” or “continue” or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Wega Mining ASA, Wega Mining Inc. and the Corporation, including, among other factors: (1) changes in the worldwide price and/or demand for gold and certain other commodities (such as zinc, copper, silver, fuel and electricity) and fluctuations in currency exchange rates; (2) the risk that the businesses of Wega Mining ASA and the Corporation will not be integrated successfully; (3) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (4) future regulatory and legislative actions and conditions affecting Wega Mining ASA’s and the Corporation’s operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism or occurrences of natural disasters.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by the Corporation, Wega ASA or Wega Inc. that the Corporation, Wega ASA or Wega Inc., as applicable, will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, except where otherwise indicated. On November 2, 2007, the Bank of Canada noon rate of exchange for US dollars was Cdn.$1.00=US$1.0685.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation is a reporting issuer or equivalent in the Provinces of Ontario, Alberta and British Columbia and files its continuous disclosure documents and other documents with such applicable Canadian provincial securities authorities. Continuous disclosure documents are available at www.sedar.com.

ii

November 5, 2007

Dear Shareholder:

The Wega Offer

On October 18, 2007 we announced that we had entered into an agreement under which Wega Mining ASA (“Wega ASA”), through its wholly-owned subsidiary Wega Mining Inc. (“Wega Inc.”), agreed to make an offer to acquire all of the outstanding common shares of Goldbelt Resources Ltd. (the “Corporation” or “Goldbelt”) (other than those owned directly or indirectly by Wega ASA or Wega Inc.) for cash consideration of $1.55 per common share (the “Wega Offer”). The Wega Offer and the related circular of the Offeror dated November 5, 2007 is enclosed with this letter and our Directors’ Circular.

Your Board of Directors, upon recommendation of a Special Committee of directors, unanimously recommends that you ACCEPT the Wega Offer and TENDER your common shares to the Wega Offer.

In making your decision regarding the Wega Offer, you should consider the following:

•	The Wega Offer represents a 42.7% premium to the 20-day volume weighted average closing price of the Corporation’s common shares ending October 17, 2007, and a premium of 33.6% to the closing price of the Corporation’s common shares of $1.16 on October 17, 2007, the last trading date prior to the date on which the Corporation announced it had entered into a support agreement.

•	The oral and written fairness opinion of Cormark Securities Inc. provided to the Board of Directors and Special Committee of the Corporation that, as at October 17, 2007, the consideration under the Wega Offer is fair, from a financial point of view, to the Corporation’s shareholders.

•	Our Board of Directors and Special Committee have concluded unanimously that the Wega Offer is fair to the Corporation’s shareholders, is in their best interests and is in the Corporation’s best interests.

•	The Wega Offer is an all cash bid which provides the Corporation’s shareholders with certainty of consideration.

•	The Locked-up Shareholders (as hereinafter defined) have entered into the Lock-up Agreements (as hereinafter defined) with Wega ASA and Wega Inc. pursuant to which they have agreed, among other things, to tender the common shares of the Corporation owned or controlled by such Locked-up Shareholders to the Wega Offer.

You should read carefully the full explanation of the reasons for our recommendation of the Wega Offer in the enclosed Directors’ Circular. We thank you for your support through the periods of growth and challenge faced by the Corporation.

On behalf of the Board of Directors

Shareholders requiring advice or assistance concerning the Wega Offer are urged to contact:

Kingsdale Shareholder Services Inc.
North American Toll Free (English): 1-866-879-7649
Outside North America, Shareholders, Banks and Brokers Call Collect: 416-867-2272
email: contactus@kinsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

iii

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (the “Board of Directors”) of Goldbelt Resources Ltd. (the “Corporation” or “Goldbelt”) in connection with the offer (the “Wega Offer”) by Wega Mining Inc. (“Wega Inc.”), a wholly-owned subsidiary of Wega Mining ASA (“Wega ASA”) dated November 5, 2007 to acquire all of the issued and outstanding common shares of the Corporation (other than those owned directly or indirectly by Wega Inc. or Wega ASA), including common shares of the Corporation that may become issued and outstanding after the date of the Wega Offer, but before the Expiry Time, pursuant to Performance Rights entitling holders to obtain common shares of the Corporation or upon the exercise of outstanding Options or upon the conversion, exchange or exercise of other securities of Goldbelt that are convertible into or exchangeable or exercisable for common shares of the Corporation (collectively, the “Shares”) for cash consideration of $1.55 per Share, upon the terms and subject to the conditions set forth in the Wega Offer and related circular of the Offeror dated November 5, 2007 (together, the “Offer and Circular”). For the purposes of this Directors’ Circular, the term “Offeror” shall mean Wega Inc. together with Wega ASA. Reference is made to the Glossary attached as Appendix “A” to this Directors’ Circular for the definitions of certain terms used in this Directors’ Circular.

The Offeror agreed to make the Wega Offer pursuant to the terms of a support agreement dated October 17, 2007 between the Corporation, Wega Inc. and Wega ASA (the “Support Agreement”) and will be open for acceptance until 8:00 p.m. (Toronto time) (the “Expiry Time”), on December 13, 2007 (the “Expiry Date”), subject to the right of the Offeror to extend from time to time the period during which Shares may be deposited under the Wega Offer. No Shares will be taken up and paid for pursuant to the Wega Offer prior to the initial Expiry Time.

The Wega Offer is conditional on, among other things, a minimum of 66 2/3% of the outstanding Shares, calculated on a fully diluted basis being tendered to the Wega Offer at the Expiry Time (the “Minimum Tender Condition”). The conditions of the Wega Offer, including the Minimum Tender Condition, can be waived by the Offeror in its sole discretion. The terms and conditions of the Wega Offer, the method of acceptance of the Wega Offer and other information relating to the Wega Offer and Wega ASA’s and Wega Inc.’s plans for the Corporation are set out in the Offer and Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Offer and Circular.

On October 17, 2007 certain of the officers and directors and certain other shareholders (collectively, the “Locked-up Shareholders”) of the Corporation entered into lock-up agreements with the Offeror under which they have agreed to support the Wega Offer and to deposit under the Wega Offer, and not withdraw, subject to certain exceptions, the Shares beneficially owned or controlled by them and any Shares they acquire prior to the Expiry Date pursuant to the exercise of Options or pursuant to Performance Rights, which collectively total 34,596,894 Shares, representing approximately 47% of the Shares outstanding as of the date of the Lock-up Agreements, calculated on a fully diluted basis, but excluding Shares to be subscribed for by Wega Inc. (collectively, the “Lock-up Agreements”).

All information provided in this Directors’ Circular relating to the Offeror is derived from information contained in the Offer and Circular and other information otherwise made available by the Offeror. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

The Board of Directors of Goldbelt, upon consultation with its financial and legal advisors and on receipt of a recommendation of its Special Committee, has unanimously determined that the Wega Offer is in the best interests of Goldbelt and the Shareholders and, accordingly, has resolved unanimously to recommend to the Shareholders that they ACCEPT the Wega Offer and TENDER their Shares under the Wega Offer. Goldbelt’s financial advisors have delivered a fairness opinion to the Board of Directors and the Special Committee of Goldbelt that the consideration to be received under the Wega Offer is fair, from a financial point of view, to the Shareholders (other than Wega Inc., Wega ASA and its or their affiliates).

THE CORPORATION

The Corporation was incorporated under the Company Act (British Columbia) on July 23, 1976 as a specially limited company with the name Goldbelt Mines Inc. (Non-Personal Liability) and converted to a limited company pursuant to the Company Act (British Columbia) with the name Goldbelt Mines Inc. on October 22, 1984. The Corporation amalgamated with North American Metal Corporation on October 22, 1984 as one company with the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 as one company with the name Goldbelt Resources Ltd. In August 2001, the Corporation continued its corporate jurisdiction into Yukon Territory. On February 16, 2006, the Corporation continued its corporate jurisdiction into the Province of British Columbia.

The Corporation’s registered office in Canada is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada V6E 4H8. Its executive office is located at Sterling Tower, 372 Bay Street, Suite 1201, Toronto, Ontario, Canada M5H 2W9. Telephone: (416) 364-7120.

The Corporation is engaged in the acquisition, exploration and development of gold properties primarily in Burkina Faso, West Africa. The Corporation owns, directly or indirectly, 90% of the Inata Project, the Corporation’s most advanced gold project which is considered to be at this time the Corporation’s material property for the purposes of National Instrument 43-101 (“NI 43-101”). The Inata Project is covered by the 26 km2 Inata Mining Permit that was granted to the Corporation on April 12, 2007. The Inata Mining Permit includes all known Inata trend mineral resources.

THE OFFEROR

Wega ASA is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. Wega ASA currently has a portfolio of 35 exploration licenses in Guinea, Canada, Portugal, Ecuador, Romania and Norway, and a gold-copper development project in Canada.

Wega ASA’s shares are listed on Oslo Axess, a venture exchange regulated by the Oslo Stock Exchange, under the symbol “WEMI”. Wega ASA is not a reporting issuer in any of the provinces or territories of Canada. Wega ASA is a public limited liability company incorporated under the laws of Norway on March 20, 2006 and registered under the laws of Norway on April 6, 2006. Wega Mining’s head office and principal place of business is located at Karenslyst Allé 2, 5th Floor, 0278 Oslo, Norway.

Wega Inc. is a wholly-owned subsidiary of Wega ASA. Wega Inc. was incorporated under the Business Corporations Act (British Columbia) on July 16, 2004 under the name Siguiri Gold Mining Inc. and subsequently changed its name to Wega Mining Inc. on April 6, 2007. Wega Inc. has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Wega Offer. Wega Inc.’s registered and head office is located at Suite 1208, 1328 Homer Street, Vancouver, British Columbia, Canada V6B 6A7. Wega Inc. is not a reporting issuer in any of the provinces or territories of Canada.

BACKGROUND TO THE WEGA OFFER

On April 12, 2007, a telephone introduction was made between Collin Ellison, the Corporation’s President and Chief Executive Officer and Tore Birkeland, the Director of Exploration for Wega ASA. Mr. Birkeland had been provided with Mr. Ellison’s contact details and expressed an interest in meeting with Mr. Ellison to discuss Goldbelt and its existing projects.

On April 30, 2007, Mr. Birkeland and Mr. Ellison met in London, England. At this initial meeting Mr. Ellison provided some general background on Goldbelt and the Inata Project and was informed by Mr. Birkeland that Wega ASA was considering a number of companies, including Goldbelt, for potential investment purposes. Mr. Ellison received communications from Wega ASA confirming continued interest in Goldbelt, including an initial discussion between Mr. Ellison and Mr. Hans-Arne L’orange, the Executive Vice-President, M&A and Strategic Invsetments for Wega ASA.

On July 30, 2007, Paul Morgan, the Corporation’s Executive Chairman and Elizabeth Martin, a director of Goldbelt, met with representatives from Dundee Precious Metals Inc., Goldbelt’s largest shareholder, to discuss possible scenarios for the ongoing financing requirements of the Corporation and whether Dundee Precious Metals Inc. would consider selling their ownership interest in Goldbelt or supporting a potential bid for the Corporation depending on the offer price and other factors. The position expressed by Dundee Precious Metals Inc. was that they were not looking to sell their position.

In mid-August, 2007, preparations were made to allow representatives from Wega ASA, including Tore Birkeland and Michael Gareau, the Executive Vice-President, Exploration for Wega ASA, to attend the Inata Project site in Burkina Faso, West Africa. At this time, the Corporation and Wega ASA entered into a limited confidentiality agreement, dealing specifically with the resource and other technical data which the Wega ASA representatives would be provided upon their visit to Burkina Faso. From August 20 to August 25, 2007, Messrs. Birkeland and Gareau visited Burkina Faso during which they visited the Inata Project site. The time spent at the Inata Project site was reduced due to adverse weather conditions. Messrs. Birkeland and Gareau spent the remainder of their time in Burkina Faso at the Corporation’s office in Ouagadougou, where they were able to complete a review of the technical data relating to the 2006 pre-feasibility study previously made publicly available by the Corporation, with the assistance of Peter Turner, the Corporation’s Vice-President of Exploration and Business Development.

Mr. Ellison and Lars Marius Furu, the Chief Executive Officer of Wega ASA met in London, England on August 30, 2007, during which time Mr. Ellison made a presentation to Mr. Furu with respect to the operations of the Corporation, and more specifically, with respect to the Inata Project and the status of its development.

On September 7, 2007, the Board of Directors met for the purpose of approving the Corporation’s first quarter interim financial statements. During this board meeting Messrs. Ellison and Morgan advised the Board of Directors of a variety of possible future financing strategies the Corporation was considering, including the possibility of pursuing an equity investment by Wega ASA in the Corporation by way of a private placement of securities.

On September 18, 2007, representatives from Wega ASA, including Hans-Arne L’orange and Lars Marius Furu met again with Paul Morgan and Collin Ellison in London, England. It was at this meeting that the first serious discussions were had regarding a proposed acquisition of the Corporation by Wega ASA, including preliminary discussions regarding the possibility of Wega ASA making a formal bid for the issued shares of the Corporation.

On September 21, 2007, Wega ASA and the Corporation entered into the Wega Confidentiality Agreement, which agreement contained customary provisions, including provisions whereby Wega ASA agreed to keep confidential the non-public information it received from the Corporation and further agreed to certain standstill and non-solicitation provisions for a period of 12 months following the date of the Wega Confidentiality Agreement. Following the entering into of the Wega Confidentiality Agreement, representatives of Wega ASA were provided access to the Corporation’s electronic data room in order to allow them to commence their formal due diligence review of the Corporation on September 26, 2007.

On September 25, 2007, Mr. Morgan met with Peter Grosskopf, the President and Managing Director, Investment Banking, of Cormark. Mr. Morgan advised Mr. Grosskopf of the initial discussions that Goldbelt had had with representatives from Wega ASA over the course of the prior several months. Mr. Morgan discussed renewing the existing agreement with Cormark such that Cormark would continue to act as financial advisor to the Corporation, and sought the guidance of Mr. Grosskopf in considering a potential Wega ASA offer and what form such a potential offer could take. An engagement letter was entered into between Goldbelt and Cormark on September 27, 2007 engaging Cormark as financial advisor to Goldbelt in connection with the potential Wega ASA offer.

Between the 24th and the 25th of September, 2007, a series of meetings were held in Denver, Colorado between Mr. Morgan, Mr. Grosskopf, Mr. L’orange and representatives from the Corporation’s largest shareholder, Dundee Precious Metals Inc., to discuss a potential Wega ASA offer and the possible terms of such an offer that Wega ASA would consider. Meetings and discussions continued throughout September 26th and 27th in Toronto, Ontario with a number of items remaining outstanding. At the end of the day on September 27th no agreement had been reached between the parties as to the material terms of any such proposed offer or an acceptable offer price and Mr. L’orange left Toronto without an agreement or understanding having been reached between the parties.

On October 4, 2007, the Board of Directors met to discuss corporate strategy and Messrs. Ellison and Morgan updated the Board of Directors on the discussions had to date with Wega ASA and what the possibilities were going forward regarding a potential take-over bid. Mr. John Sabine, a partner with Fraser Milner Casgrain LLP, counsel to the Corporation, attended a portion of the board meeting to answer questions with respect to the take-over bid process, the responsibilities and obligations of the board members and what the timing would be should an offer for the Corporation be made. Mr. Grosskopf was also asked to attend a portion of the board meeting to answer questions and to provide financial advice and information. At this meeting the Board of Directors formed the Special Committee including three members of the Board of Directors, Brian Irwin, Elizabeth Martin and Richard Reavley. Messrs. Morgan and Ellison were asked to participate as non-voting members in order to provide information to the Special Committee. The Special Committee’s mandate was to consult with legal counsel and the financial advisor and to make recommendations to the Board of Directors concerning the Corporation’s response to Wega ASA.

From October 9 to October 11, 2007, Wega ASA continued its due diligence investigations. The financial advisor to Goldbelt, along with Messrs. Ellison and Morgan had a number of discussions with Wega ASA regarding the terms of a potential transaction. The Board of Directors met on October 10, 2007 to receive further reports and updates from its financial and legal advisors. The Board of Directors was advised that progress had been made in the settlement of some of the material due diligence issues, and discussions had proceeded with respect to the loan facilities to be provided to the Corporation by Macquarie Bank Limited, and that discussions were continuing with respect to what would constitute an acceptable offer price.

On October 14, 2007, Mr. Morgan received a telephone call that Wega ASA was prepared to make a formal offer to acquire all the issued and outstanding shares of Goldbelt at an indicative price between $1.55 and $1.60 per common share and that Wega ASA was prepared to invest $14 million by subscribing for 16 million common shares of the Corporation at a price per share of $0.90. On October 15, 2007, first drafts of the proposed forms of support and lock-up agreements were circulated to Goldbelt’s legal counsel and financial advisors. Negotiations ensued between the Corporation’s legal counsel, Fraser Milner Casgrain LLP and Davies Ward Phillips & Vineberg LLP, Canadian counsel to Wega ASA. On October 16, 2007 a meeting of the Board of Directors was held to receive a report from the Corporation’s negotiating team and from the Special Committee.

On October 17, 2007, a meeting of the Special Committee was held with both legal and financial advisors. Subsequently, a meeting of the Board of Directors was held to review the final terms of the proposed offer and Support Agreement. The Special Committee reported to the Board of Directors that it had reviewed the proposed transaction and that for a number of reasons, including the receipt of a verbal opinion from Cormark, that the consideration to be received by Shareholders (other than Wega Inc., Wega ASA and its or their affiliates) in the Wega Offer was fair, from a financial point of view, to such Shareholders, it unanimously recommended to the Board of Directors that the Board of Directors recommend to Shareholders that they accept the Wega Offer and tender their Shares to the Wega Offer. The Board of Directors reviewed the proposed Wega Offer and, for the reasons discussed in more detail under “Reasons for the Recommendation”, unanimously recommended that Goldbelt enter into the Support Agreement and recommend that Shareholders accept the Wega Offer and tender their Shares to the Wega Offer.

On October 17, 2007, the Corporation, Wega ASA and Wega Inc. entered into the Support Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After considering the terms of the Transaction and legal and financial opinions, together with the matters summarized below, the Board of Directors unanimously determined that the Wega Offer was fair to the Shareholders and was in the best interests of the Corporation and recommended on October 17, 2007 that the Corporation enter into the Support Agreement with the Offeror. The Board of Directors also unanimously recommends that the Shareholders accept the Wega Offer and tender their Shares to the Wega Offer.

REASONS FOR THE RECOMMENDATION

The Board of Directors and the Special Committee have carefully considered all aspects of the Wega Offer and have, among other things, received the benefit of advice from its financial and legal advisors. In reaching its decision to recommend that Shareholders accept the Wega Offer and tender their Shares to the Wega Offer, the Board of Directors and Special Committee considered a number of factors, including the following:

•	The premium represented by the Wega Offer. The Wega Offer represents a premium of 42.7% to the Corporation’s 20-day volume weighted average closing price on the TSX ending on October 17, 2007, and a premium of 33.6% to the Corporation’s closing price on the TSX of $1.16 on October 17, 2007, the last trading date prior to the date on which the Corporation announced it had entered into the Support Agreement.

•	All cash offer and low transaction execution risk. The Wega Offer is an all cash offer and the Offeror has committed funding for the Wega Offer, which provides Shareholders with certainty of consideration. Wega ASA is a serious participant in the mining industry and consequently there is a relatively high probability that the Transaction will be successfully completed.

•	Consideration of other alternatives. Since April, 2007, the Corporation has been conducting a strategic review of the options available to it to maximize the value of the Corporation and its Inata Project. Having assessed all available options, the Board of Directors has concluded that the Wega Offer is the best option available to the Shareholders.

•	Agreements of Locked-up Shareholders. Each of Paul Morgan, the Executive Chairman of the Corporation and Collin Ellison, the President and Chief Executive Officer of the Corporation, along with the Corporation’s largest shareholder, Dundee Precious Metals Inc., own securities representing in aggregate approximately 47% of the Shares outstanding on the date of the Lock-up Agreements, calculated on a fully diluted basis (excluding Shares to be subscribed for by Wega Inc.). The Locked-up Shareholders have entered into the Lock-up Agreements with the Offeror pursuant to which they have agreed, among other things, to tender the Shares they own or control to the Wega Offer. See “Support Agreement” and “Lock-up Agreements”.

•	Support of the Corporation sought for the Wega Offer. The fact that Wega ASA sought the Corporation’s support for the Wega Offer on the terms set out in the Support Agreement.

•	The provisions of the Support Agreement. The Support Agreement contains provisions that:

•	enable the Board of Directors to respond, in accordance with its fiduciary duties, to a Superior Proposal made to the Corporation prior to the successful completion of the Wega Offer, subject to the payment of a termination fee to Wega of $4 million;

•	permit the Wega Offer to be open for a minimum of 36 days from the date of the Wega Offer (subject to extensions for up to 120 days for regulatory purposes), thereby limiting the period of time that the Corporation is subject to the non-solicitation provisions and other restrictions on the conduct of its business outside of the ordinary course of business if the Wega Offer is not successful; and

•	permit the Offeror to use its commercially reasonable efforts to pursue a Subsequent Acquisition Transaction if the Wega Offer is successful and requires the Offeror to use commercially reasonable efforts to pursue other means of acquiring the remaining Shares if a Subsequent Acquisition Transaction is not available or is not pursued by the Offeror, providing Shareholders who do not tender to the Wega Offer another opportunity to receive consideration at least equivalent in value as the consideration offered under the Wega Offer.

•	Recommendation of the Special Committee. The Special Committee unanimously concluded that the Wega Offer is fair to the Shareholders and in the best interests of the Corporation and the Shareholders and unanimously agreed that the Board of Directors should recommend to Shareholders that they accept the Wega Offer and tender their Shares to the Wega Offer.

•	The Fairness Opinion. The verbal opinion of Cormark as of October 17, 2007 and the written opinion of Cormark dated as of October 17, 2007 to the Board of Directors and the Special Committee to the effect that, as at such date and based upon and subject to the limitations, assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, the consideration to be received by the Shareholders (other than Wega Inc., Wega ASA and its or their affiliates) pursuant to the Wega Offer is fair, from a financial point of view, to such Shareholders. Shareholders should read the Fairness Opinion in its entirety including the assumptions and qualifications contained therein. The complete text of the Fairness Opinion is reproduced at Appendix “B” to this Directors’ Circular.

The foregoing summary of the information and factors considered by the Board of Directors and the Special Committee is not intended to be exhaustive of all of the factors considered by the Board of Directors and the Special Committee in reaching its conclusions and making its recommendation. The members of the Board of Directors and the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Corporation and based upon the advice of its financial and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Wega Offer, the Board of Directors and the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Board of Directors and the Special Committee may have given different weight to different factors. The conclusions and recommendation of the Board of Directors and the Special Committee were made after considering the totality of the information and factors involved. However, the Board of Directors and the Special Committee did give greater weight to the Fairness Opinion than the other information and factors considered by it.

For their services as members of the Special Committee, each non-executive member received $1,000 for each meeting of the Special Committee held.

FINANCIAL ADVISOR

Pursuant to an engagement letter dated September 27, 2007, (the “Cormark Engagement Letter”), the Corporation engaged Cormark to act as the Corporation’s financial advisor, including providing financial advice in connection with solicited or unsolicited proposals and responses thereto, assisting the Corporation and advising the Board of Directors in examining the Corporation’s strategic objectives and alternatives, if requested by the Corporation, soliciting investments, and developing and evaluating sale or merger alternatives for the Corporation. Cormark’s duties included the provision of financial analysis and advice regarding completion of any transaction and the provision of the Fairness Opinion. The terms of the Cormark Engagement Letter provide that Cormark is to be paid a fee for its services as financial advisor, including the delivery of its Fairness Opinion. In addition, Cormark is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation in certain circumstances.

Within the past two years, other than the services provided under the Cormark Engagement Letter, Cormark was engaged by the Corporation to act as co-manager for a syndicate of agents in respect of an equity offering that closed in September 2006. Furthermore, Cormark acted as agent in connection with certain bridge and demand loan facilities negotiated between the Corporation and Macquarie Bank Limited in September, 2007. In addition, the Corporation had engaged Cormark on occasion to provide financial advisory services in connection with certain potential transactions which were not completed. There are no understandings, agreements or commitments between Cormark and the Corporation or any of its associates or affiliates with respect to any future business dealings. Cormark may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or its associates or affiliates.

SUMMARY OF THE FAIRNESS OPINION OF CORMARK SECURITIES INC.

The following is a summary only of the Fairness Opinion. The Fairness Opinion has been prepared and provided for the use of the Board of Directors and the Special Committee and Cormark has consented to the inclusion of its Fairness Opinion in this Directors’ Circular. Cormark believes that its analysis must be considered as a whole. Selecting portions of its analysis or the factors considered, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of the Fairness Opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could create an incomplete view of the process underlying the Fairness Opinion. The following summary is qualified in its entirety by the full text of the Fairness Opinion which is appended hereto as Appendix “B”.

Cormark was retained by the Board of Directors to provide financial advice and assistance to the Board of Directors and the Special Committee in evaluating the Wega Offer and to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders (other than Wega Inc., Wega ASA and its or their affiliates) in the Wega Offer.

The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in rendering such Fairness Opinion is attached as Appendix “B” to this Directors’ Circular. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by the Shareholders (other than Wega Inc., Wega ASA and its or their affiliates) in the Wega Offer and does not constitute a recommendation to any Shareholder as to how to respond to the Wega Offer.

In preparing the Fairness Opinion, Cormark, with the Corporation’s consent, assumed and relied on the accuracy, completeness and fair presentation of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and have not assumed any responsibility for independently verifying such information. The Fairness Opinion is necessarily based on market, economic, monetary and other conditions as in effect on, and the information made available to Cormark as of the date of its Fairness Opinion.

Cormark delivered an oral Fairness Opinion to the Board of Directors and the Special Committee on October 17, 2007 and a written Fairness Opinion dated October 17, 2007 to the effect that, as of the date of the Fairness Opinion and subject to the assumptions and limitations contained in the Fairness Opinion, the consideration under the Wega Offer is fair, from a financial point of view, to the Shareholders (other than Wega, Inc., Wega ASA and its or their affiliates).

AGREEMENTS WITH WEGA

Confidentiality Agreement

On September 21, 2007 the Corporation and Wega ASA entered into a confidentiality agreement (the “Wega Confidentiality Agreement”). The Wega Confidentiality Agreement contains customary provisions including provisions whereby: (a) Wega ASA agrees to keep confidential the confidential information it receives from the Corporation; and (b) Wega ASA agrees to certain standstill provisions for a period of 12 months and to certain non-solicitation provisions for a period of 12 months following the date of the Wega Confidentiality Agreement.

The Support Agreement

On October 17, 2007 the Corporation, Wega ASA and Wega Inc. entered into the Support Agreement, pursuant to which the Offeror agreed to make the Wega Offer, subject to the terms and conditions set forth in the Support Agreement, and the Corporation agreed to support the Wega Offer. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by reference to the full text of the Support Agreement filed by the Corporation with the applicable securities authorities in Canada and available at www.sedar.com. Capitalized terms used in the summary below that are not defined elsewhere in this document have the meanings assigned to them in the Support Agreement.

The Wega Offer

The Offeror has agreed to make the Wega Offer, subject to the terms and conditions set forth in the Support Agreement and, provided all of the conditions of the Wega Offer set forth in Section 4 of the Offer and Circular — Offer, “Conditions of the Offer” shall have been satisfied or waived, to take up and pay for all Shares validly tendered (and not withdrawn) under the Wega Offer within the time periods required by applicable Laws, including Applicable Securities Laws, following the time at which it becomes entitled to take up such Shares under the Wega Offer.

Corporation Approval of the Wega Offer

The Corporation has represented to the Offeror that its Board of Directors, after receiving the recommendation of its Special Committee and consulting with its financial advisor and outside legal advisors, has unanimously determined that the Wega Offer is fair to the Shareholders (other than the Offeror and any of its affiliates) and is in the best interests of the Corporation and the Shareholders, and has unanimously approved the Support Agreement and resolved to unanimously recommend that Shareholders accept the Wega Offer and tender their Shares to the Wega Offer. In addition, certain of the Corporation’s officers and directors and certain of its significant Shareholders have entered into lock-up agreements pursuant to which they have agreed, subject to certain terms and conditions of the Lock-up Agreements, to tender all of their Shares, including any Shares issued to them upon the exercise of Options or pursuant to Performance Rights held by them, to the Wega Offer. The Lock-up Agreements may be terminated by the Locked-up Shareholders in certain circumstances. (See “Lock-Up Agreements” below).

Modification or Waiver of Terms of Wega Offer

The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Wega Offer, provided, however, that the Offeror may not, without the prior written consent of the Corporation: (i) increase the Minimum Tender Condition described in subsection (a) of Section 4 of the Offer and Circular — Offer,

“Conditions of the Offer”; (ii) impose additional conditions to the Wega Offer; (iii) decrease the consideration per Share; (iv) decrease the number of Shares in respect of which the Wega Offer is made; (v) change the form of consideration payable under the Wega Offer (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives); or (vi) otherwise vary the Wega Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders (other then the Offeror or any of its affiliates).

Outstanding Options and Performance Rights and Rights to Obtain Common Shares

Under the Support Agreement, the Offeror acknowledged and agreed that (a) holders of Options will be permitted to tender Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon the Offeror taking up and paying for the Shares under the Wega Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares and (b) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Wega Offer, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Wega Offer and otherwise validly accept the Wega Offer in accordance with its terms with respect to such Shares. Goldbelt agreed that as a condition to any cashless exercise described above, Goldbelt will obtain all necessary corporate and regulatory approval, failing which the Options will be exercised on a cash basis.

Goldbelt has agreed to use its commercially reasonable best efforts to cause all holders of Options to conditionally exercise such Options as described above and to deliver, not later than five Business Days prior to the first scheduled expiry time of the Wega Offer (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender the Shares to be issued as a result of such conditional exercise of Options to the Wega Offer. Goldbelt has also agreed that it will cause all Options not exercised prior to the first scheduled expiry time of the Wega Offer to be terminated or otherwise expire at that time, which expiration or termination may be conditional on the take-up of Shares under the Wega Offer.

Goldbelt has also agreed to use its commercially reasonable best efforts to cause holders of Performance Rights to conditionally tender the Shares issued as a result of the acceleration of Performance Rights and to deliver, not later than five Business Days prior to the first scheduled expiry date of the Wega Offer (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender such Shares to the Wega Offer. Goldbelt has agreed that if all necessary approvals to issue any Shares pursuant to any Performance Rights have not been obtained on or before the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares, Goldbelt will cause such Performance Rights to be terminated concurrent with the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares.

The Offeror agreed that, concurrent with the first scheduled expiry time at which the Offeror takes up Shares, Goldbelt will issue: (i) all Shares issuable pursuant to Performance Rights, regardless of whether the applicable performance targets have or have not been met; and (ii) the 350,000 Shares issuable to Canisp Consultants Ltd. pursuant to an agreement between Goldbelt and Canisp Consultants Ltd. dated June 24, 2007. Goldbelt has agreed that from and after the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares, there will be no Shares issuable pursuant to Performance Rights or Goldbelt’s agreement with Canisp Consultants Ltd.

Representations and Warranties of the Corporation

The Corporation has made customary representations and warranties in the Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) capitalization; (iii) authority relative to the Support Agreement and enforceability of the Support Agreement; (iv) material documents or information filed with securities regulatory authorities and the TSX; (v) mineral reserves and resources; (vi) financial statements; (vii) liabilities and indebtedness; (viii) fees payable to brokers; (ix) books and records; (x) absence of non-competition agreements (xi) absence of certain changes or events; (xii) no default; (xiii) litigation; (xiv) compliance with Laws; (xv) employment matters; (xvi) tax matters; (xvii) insurance matters; (xviii) validity and enforceability of material contracts; (xix) related party transactions; (xx) property and mineral rights; operations; (xxi) authorizations; (xxii) environmental matters; (xxiii) disclosure controls and procedures; (xxiv) internal control over financial reporting; (xxv) stock exchange compliance; (xxvi) reporting issuer status; and (xxvii) United States securities laws.

Representations and Warranties of Wega ASA and Wega Inc.

The Offeror has made customary representations and warranties in the Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement and enforceability of the Support Agreement; and (iii) availability of required funds to effect payment in full for the Shares to be acquired pursuant to the Wega Offer. These representations and warranties, as well as those of the Corporation listed above, will expire upon the completion or expiration of the Wega Offer or the termination of the Support Agreement.

Conduct of Business by the Corporation

The Corporation (which for the purposes of this section includes each of its subsidiaries) has agreed that, prior to the earlier of the time of the appointment or election of the Board of Directors of persons designated by Wega ASA who represent a majority of the directors of the Corporation and the termination of the Support Agreement, unless the Offeror shall otherwise agree in writing, and except as otherwise expressly contemplated or permitted by the Support Agreement: (a) it will conduct its business in the ordinary course and consistent with past practice in all material respects; (b) it will not do or permit to occur actions relating to: (i) the amendment of its governing documents, any outstanding credit indebtedness or credit facilities; (ii) the splitting, consolidation or reclassification of any of its outstanding share or any capital reorganization, the declaration, payment or setting aside of any dividend or other distribution of any kind in respect of its securities; (iii) the issuance or sale of its securities other than Shares issuable upon the exercise or settlement of Options outstanding on the date of the Support Agreement, the issuance of Shares pursuant to Performance Rights, the issuance of 350,000 Shares to Canisp Consultants Ltd. and Shares issued pursuant to the Private Placement; (iv) the redemption, disposition or acquisition of any Shares or other securities, except in the ordinary course of business; (v) a liquidation or dissolution; (vi) the adoption of a shareholder rights plan or enter into any agreement providing therefore; (vii) a merger, amalgamation, arrangement, acquisition of stock or assets or otherwise with another Person; (viii) the sale, lease, option or encumbrance of assets over a certain value except as contemplated in any existing contractual commitments or as otherwise disclosed; (ix) the acquisition of certain assets or group of related capital assets over a certain value; (x) incurring of debt or liabilities or the making of loans or advances outside the ordinary course of business; (xi) incurring of capital expenditures except as contemplated in any existing contractual commitments or as otherwise disclosed and over a certain value; (xii) the payment, discharge satisfaction of material claims, liabilities or obligations outside the ordinary course of business; (xiii) the waiving, release, granting, transfer exercise or modification in any material respect other than in the ordinary course of business of any existing contractual rights in respect of any mineral properties or joint ventures, Authorizations, leases, concessions, contracts or other legal rights or claims; (xvi) the entering into or completion of any material transaction not in the ordinary course of business or as otherwise disclosed; (xvii) the commencement or settlement of any litigation, proceedings or claims; (xviii) the authorization or approval, issuance or award of any Options, Performance Rights or other Convertible Securities; and (xix) the authorization or proposal to do any of the foregoing.

In addition, the Corporation has agreed: (i) maintain and preserve all of its rights under the Burkina Faso Licences and under each of its Authorizations; (ii) to use commercially reasonable efforts to maintain its insurance policies, and not to increase any coverage or premiums under any directors’ and officers’ insurance policy or implement or enter into any new policy except as contemplated under the Support Agreement; (iii) not to take any action or omit to take any action which would cause or reasonably may be expected to cause any condition of the Wega Offer not to be satisfied or render the transactions contemplated by the Support Agreement incapable of completion or difficult to complete or render any of its representations and warranties under the Support Agreement misleading or untrue in any material respect or that would likely lead to a breach in any material respect of any of its representations and warranties under the Support Agreement; (iv) subject to certain exceptions, not to create any new obligations to, or modify certain arrangements with, its officers, directors or employees and not to adopt or make certain changes to compensation plans in respect thereof; (v) to file all documents required to be filed pursuant to applicable Laws; (vi) to comply with obligations relating to tax matters; (vii) not to make any changes to existing accounting policies except as required by applicable Law or by Canadian GAAP; (viii) not to engage in any transactions with any related parties other than with wholly-owned subsidiaries in the ordinary course of business; (ix) not to commit to or enter into any new arrangement or modify any existing arrangements between the Corporation and any shareholder owning or controlling more than 1% of the outstanding securities of any class of the Corporation; (x) not to enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, financial sales contracts or other similar financial instruments other than as required under certain lending arrangements; (xi) to notify the Offeror orally and in writing of any material change in relation to the Corporation and of any material governmental or third party complaints, investigations or hearings; and (xii) except as permitted under the Support Agreement, not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

The Corporation has also agreed to promptly provide the Offeror with written notice of (i) the occurrence of or impending or anticipated occurrence of a Material Adverse Effect; (ii) any facts or circumstances that would cause the Corporation’s representations and warranties set forth in the Support Agreement to be misleading or untrue in any material respect or that would lead to the breach in any respect of any of the Corporation’s material covenants or obligations set forth in the Support Agreement; (iii) any governmental or third party complaints, investigations or hearings that could be material and adverse for the business, operation or financial condition of the Corporation or communications indicating that the same may be threatened or contemplated; or (iii) any material discussions or negotiations between the Corporation and any Government Authority. In addition, the Corporation has also agreed to notify the Offeror of any Claim brought or threatened to be brought by any former or purported holder of any securities of the Corporation and to consult with the Offeror prior to setting such claims and will not settle or compromise such claim without the prior consent of the Offeror. The Corporation has also agreed to use it best efforts to negotiate and enter into new employment agreements with each of the Named Individuals as soon as reasonably practicable, each agreement in form and on terms satisfactory to the Offeror, acting reasonably, and prior to the first scheduled expiry time of the Wega Offer, the Corporation shall have caused the holders of shares of Société des Mines de Belahouro SA (other than the Government of Burkina Faso) to deliver such documentation as is necessary for the transfer of such shares to Resolute (West Africa) Limited.

Covenants of the Offeror

The Offeror has agreed, among other things, (i) not to take any action, or fail to take any action, within its control that would result in any of its representations and warranties under the Support Agreement being untrue in any material respect while the Wega Offer is outstanding, and (ii) to use commercially reasonable efforts to maintain certain directors’ and officers’ insurance for the period from the Expiry Time until six years after the Expiry Time and, from the Effective Time, to indemnify current and former directors and officers of the Corporation to the fullest extent permitted by applicable Law.

Additional Agreements and Filings

Subject to the terms and conditions of the Support Agreement, each of Wega ASA, Wega Inc. and the Corporation has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Wega Offer and the Support Agreement and to cooperate with one another in connection with the foregoing, including using commercially reasonable efforts:

(a)	to discharge any obligations under the Support Agreement and the Wega Offer, including any obligations under Applicable Securities Laws;

(b)	to obtain all necessary waivers, consents and approvals in connection with the Contemplated Transactions;

(c)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Support Agreement; and

(d)	to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities or required under any applicable securities Laws, or any other Law relating to the transactions contemplated in the Support Agreement.

Non-Solicitation Obligation of the Corporation

The Corporation has agreed that neither it nor its subsidiaries may, and each shall instruct and direct and use reasonable efforts to cause their respective employees, directors and officers, its financial advisor, counsel or other representatives or agents (“Company Representatives”) not to, directly or indirectly: (i) make, solicit, assist, initiate, encourage or otherwise facilitate any inquires, proposals or offers regarding an Acquisition Proposal; or (ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person (other than the Offeror and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any Acquisition Proposal. The Corporation has also agreed to immediately cease and terminate all existing discussions or negotiations, if any, with any third parties conducted by or on behalf of the Corporation with respect to any Acquisition Proposal, and to close and restrict any further access to its electronic data room or the provision of any other confidential information to any other Person (other than the Offeror) and within five (5) Business Days following the date of the Support Agreement request the return or destruction of all confidential information previously provided to any other Person in connection therewith. However, the Support Agreement does not prevent the Board of Directors from fulfilling its fiduciary duties with respect to an unsolicited bona fide Acquisition Proposals once the Board of Directors has determined in good faith (after receiving advice from its financial advisor and its outside legal counsel) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a Superior Proposal. The Corporation has agreed not to release or permit the release of any third party from any confidentiality or standstill obligation in any agreement between the Corporation and such third party except to allow such person to propose a Superior Proposal confidentially to the Board of Directors.

The Corporation has agreed that it will ensure that the Company Representatives are aware of this provision in the Support Agreement and will be responsible for any breach of this section by any of the Company Representatives.

Acquisition Proposal

Upon receipt by the Corporation or any of the Company Representatives of (i) any notice, proposal or other communication or inquiry which could reasonably be expected to lead to an Acquisition Proposal or any amendments thereto, or (ii) any request for non-public information relating to or access to the properties, books or records of the Corporation or any of its subsidiaries in connection with an Acquisition Proposal, the Corporation must advise the Offeror thereof forthwith orally and as soon as practicable but in any event no later than 24 hours thereafter provide written notice to the Offeror that such notice, proposal, request, offer or communication regarding an Acquisition Proposal has been received or made, including identifying the Person proposing such transaction, the terms and conditions of such transaction and including a copy of any documents received by the Corporation in respect of such transaction. The Corporation must also keep the Offeror informed on a timely basis of the status, including any change to the material terms or termination of discussions or negotiations, of any such Acquisition Proposal and provide the Offeror with copies of any documents relating to such Acquisition Proposal.

Superior Proposal; Offeror’s Right to Match

The Corporation agreed that it will not accept, approve or recommend, nor enter into any agreement (other than the confidentiality agreement contemplated above), with any Person relating to any Acquisition Proposal or withdraw, modify or change any recommendation regarding the Wega Offer unless the following conditions are met: (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) the Corporation has complied with the notice provisions under the Support Agreement with respect to such Acquisition Proposal; (iii) five (5) Business Days shall have elapsed from the date the Offeror received written notice of a Superior Proposal, together with all documentation related to and detailing the Superior Proposal and the date on which the Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and, if the Offeror has proposed to amend the terms of the Wega Offer in accordance with the Support Agreement, the Board of Directors (after receiving advice from its financial advisor and its outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Wega Offer by Offeror; (iv) the Support Agreement is concurrently terminated in accordance with its provisions, and (v) the Corporation has concurrently paid the Termination Payment to the Offeror.

If the Board of Directors determines that an Acquisition Proposal constitutes a Superior Proposal, the Corporation must give the Offeror at least five Business Days’ advance notice of any action to be taken by the Board of Directors to withdraw, modify or change any recommendation regarding the Wega Offer or to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal or publicly propose to do any of the foregoing and must negotiate in good faith with the Offeror to make such adjustments to the terms and conditions of the Support Agreement and the Wega Offer as would enable the Offeror to proceed with the Wega Offer, as amended. The Board of Directors must review any proposal by the Offeror to amend the terms of its Wega Offer in order to determine, in good faith in the exercise of its fiduciary duties (after receiving advice of its financial advisor and outside legal advisors), whether the Offeror’s proposal to amend the Wega Offer would result in the Acquisition Proposal not being a Superior Proposal.

If any Acquisition Proposal is publicly announced or made by a party other than the Offeror and the Board of Directors determines it is not a Superior Proposal or that a proposed amendment to the terms of the Wega Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Wega Offer, then the Board of Directors must reaffirm the Support Agreement and its recommendation of the Wega Offer by press release and, if required under applicable Law, an updated Directors’ Circular. Nothing in the Support Agreement shall prevent the Board of Directors from responding through a director’s circular or equivalent as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Termination of the Support Agreement

The Support Agreement may be terminated by notice in writing:

(a)	by mutual written consent of the Corporation and the Offeror;

(b)	by the Corporation, if the Offeror does not mail the Offer and Circular by 11:59 p.m. (Toronto time) on November 5, 2007;

(c)	by the Offeror, if the Minimum Tender Condition or any condition of the Wega Offer set forth in Section 4 of the Offer: “Conditions of the Offer”, is not satisfied or waived at the Expiry Time of the Wega Offer;

(d)	by the Offeror or the Corporation, if the take up and payment by the Offeror for the Shares deposited under the Wega Offer has not occurred within 120 days of the date of the mailing of the Offer and Circular, other than as a result of the material breach by the Offeror or the Corporation of the conditions set forth in the Wega Offer, among other things. In addition, if the Offeror’s take-up and payment for Shares deposited under the Wega Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) the Offeror not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit the Offeror to take up and pay for Shares deposited under the Wega Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement may not be terminated by the Corporation under the applicable section of the Support Agreement until the earlier of (i) 180th day after the Offer and Circular is mailed and (ii) the 5th Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(e)	by the Offeror, if there has been a material default by the Corporation of a covenant or obligation contained in the Support Agreement or if any representation or warranty of the Corporation contained in the Support Agreement was or has become untrue or incorrect after the date thereof and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is 15 days from the date of written notice of such breach from the Offeror, and the business day prior to the Expiry Date;

(f)	by the Corporation, if there has been a material default by the Offeror of a covenant or obligation contained in the Support Agreement or if any representation or warranty of the Offeror contained in the Support Agreement was or has become untrue or incorrect after the date thereof and such inaccuracy, is reasonably likely to prevent, restrict or materially delay the consummation of the Wega Offer, and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is 15 days from the date of written notice of such breach from the Offeror, and the day prior to the Expiry Date;

(g)	by the Offeror if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated in the Support Agreement or any litigation or other proceeding is pending or has been threatened to be instituted which could reasonably be expected to result in a decision, order or decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefit of, any of the Contemplated Transactions;

(h)	by the Offeror if the Board of Directors or any committee thereof: (i) fails to publicly recommend or reaffirm its approval of the Wega Offer within two calendar days of any written request by the Offeror (or, in the event that the Wega Offer shall be scheduled to expire within such two calendar days period, prior to the scheduled expiry date of the Wega Offer); (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Wega Offer in any manner adverse to the Offeror; (iii) recommends or approves or publicly proposes to recommend or approve, an Acquisition Proposal; or (iv) remains neutral beyond 15 calendar days following the public announcement of such Acquisition Proposal;

(i)	by the Corporation, if the Corporation having complied with the requirements of the Support Agreement proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that prior to or concurrently with the entering into of that definitive agreement, the Corporation will have paid to the Offeror the Termination Payment and further provided that the Corporation has not breached any of its covenants, agreements or obligations in the Support Agreement; and

(j)	by the Offeror at any time prior to the Due Diligence Deadline if as a result of the Confirmatory Due Diligence conducted by the Offeror, the Offeror reasonably determines that as a result of the application of Burkina Faso Law to the Corporation or its subsidiaries or the Burkina Faso Licences, there is or would reasonably be expected to be a Material Adverse Effect in respect of the Corporation.

Termination Payment

Under the Support Agreement, the Corporation must pay to the Offeror $4,000,000 (the “Termination Payment”) if:

(a)	the Support Agreement is terminated in the circumstances set out in paragraphs (h) under the heading “Termination of the Support Agreement” above;

(b)	the Support Agreement is terminated pursuant to paragraph (i) under “Termination of the Support Agreement” above, in which case the Termination Payment shall be paid to the Offeror prior to or concurrently with the entering into of a definitive agreement referred to therein; or

(c)	on or after the date of the Support Agreement and prior to the later of the Expiry Time and the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or any Person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either:

(i)	has been accepted by the Board of Directors; or

(ii)	has not expired, been withdrawn or been publicly abandoned, and (x) the Wega Offer is not completed as a result of the Minimum Tender Condition not having been met, and (y) the person or company that made such Acquisition Proposal acquires, directly or indirectly, more than 50% of the issued and outstanding Shares or more than 50% of the consolidated assets of the Corporation, in each case within 12 months of the date of the Support Agreement, in which case the Termination Payment shall be paid to the Offeror on the earlier of the date that an Acquisition Proposal is accepted by the Board of Directors or concurrently with such acquisition of such Shares or assets.

For greater certainty, the Corporation is not obligated to make more than one payment under Section 7.2 of the Support Agreement if one or more of the events specified herein occurs.

Board of Directors

The Corporation has agreed that immediately following the acquisition pursuant to the Wega Offer by the Offeror of at least a majority of the outstanding Shares, and from time to time thereafter, the Corporation will cooperate with the Offeror and upon request will use its reasonable efforts, subject to the provisions of the BCBCA, to secure the resignations of such number of the Corporation directors as may be required to enable the Offeror to designate such number of directors as is proportionate to the percentage of outstanding Shares owned by the Offeror.

Subsequent Acquisition Transaction

Upon the Offeror taking up and paying for more than a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time) under the Wega Offer, the Corporation has agreed to assist the Offeror in acquiring the balance of the Shares as soon as practicable but in any event not later than 120 days after the Expiry Date, by such means as may be determined by the Offeror, including by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction of the Corporation and the Offeror or an affiliate of the Offeror for consideration per Share at least equivalent in value to the consideration per Share paid by the Offeror under the Wega Offer.

Private Placement

In the Support Agreement, Wega Inc. agreed to subscribe for 16,000,000 Shares (the “Private Placement Shares”) from Goldbelt at a price of $0.90 per Share for a total subscription price of $14,400,000 (the “Private Placement”) subject to, among other things, the approval of the TSX. The TSX has conditionally approved the listing of the Private Placement Shares. The purpose of the Private Placement is to ensure that Goldbelt has a portion of the funds necessary to further develop certain mining assets of Goldbelt in Burkina Faso, West Africa. Wega Inc.’s purchase of, and Goldbelt’s issuance of, the Private Placement Shares pursuant to the Private Placement will be completed on the fifth business day after the commencement of the Wega Offer, or such other date as may be agreed upon by Goldbelt, Wega ASA and Wega Inc. The Private Placement is not conditional on the successful completion of the Wega Offer. Following completion of the Private Placement but prior to taking into account any Shares taken up by the Offeror under the Wega Offer, the Offeror will own approximately 18% of the then outstanding Shares on a fully diluted basis.

Lock-up Agreements

Under the Lock-up Agreements, the Locked-up Shareholders have agreed, among other things, to deposit under the Wega Offer all of the Shares currently owned or controlled by such Locked-up Shareholders, being an aggregate of 32,701,894 Shares, and, where applicable, to exercise or conditionally exercise all of the Options and to obtain Shares pursuant to all Performance Rights currently held by such Locked-up Shareholders and to deposit under the Wega Offer all of the Shares issued upon such exercise or conditional exercise of Options and pursuant to Performance Rights, being an aggregate of 1,895,000 Shares. The Locked-up Shareholders have agreed not to withdraw such Shares from the Wega Offer except and unless the Lock-up Agreement relating to the applicable Locked-up Shareholder is terminated in accordance with its terms. If all of the Locked-up Shareholders elect to exercise or conditionally exercise their Options and to obtain the Shares issuable pursuant to Performance Rights as required by the Lock-up Agreements, then the Shares deposited to the Wega Offer by the Locked-up Shareholders will represent, in the aggregate, 34,596,894 Shares or approximately 47% of the outstanding Shares (calculated on a fully diluted basis prior to taking into account the subscription for the Shares by the Offeror pursuant to the Private Placement).

The Offeror may, in its sole discretion, modify or waive any term or condition of the Wega Offer; provided that Offeror shall not, without the prior written consent of certain Locked-up Shareholders and Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Wega Offer, decrease the consideration per Share, decrease the number of Shares in respect of which the Wega Offer is made, change the form of consideration payable under the Wega Offer (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Wega Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the applicable Locked-up Shareholder and, in the case of Dundee Precious Metals Inc. only, the Offeror shall not, without the prior written consent of Dundee Precious Metals Inc., modify any condition of the Wega Offer in a manner adverse to the Shareholders generally (which for greater certainty does not include a waiver of a condition).

Covenants

Each Locked-up Shareholder has covenanted and agreed to accept the Wega Offer, subject to the terms and conditions of the applicable Lock-up Agreement. In addition, each Locked-up Shareholder has agreed not to, among other things, (a) acquire direct or indirect beneficial ownership or control over any additional Shares (with the exception of any Shares acquired pursuant to Performance Rights or the exercise of Options in accordance with the applicable Lock-up Agreement); (b) grant any proxy or other right with respect to the voting of the Shares; (c) directly or indirectly make or solicit Acquisition Proposals or take certain actions in respect of an Acquisition Proposal or effort or attempt by any person to make an Acquisition Proposal; (d) solicit or arrange or provide certain assistance in relation to purchases of or offers to sell Shares; or (e) option, sell, assign or grant a security interest in the Shares except pursuant to the Wega Offer and the applicable Lock-up Agreements.

Special Superior Proposal

The Offeror agreed that Dundee Precious Metals Inc. may engage in discussions or negotiations with, respond to or provide information to, any person in response to an Acquisition Proposal if such Acquisition Proposal is a Special Superior Proposal. Dundee Precious Metals Inc.’s Lock-up Agreement defines a “Special Superior Proposal” as an unsolicited bona fide written Acquisition Proposal received after October 17, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Shares and offering or making available to all Shareholders the same consideration in form and amount per Share to be purchased or otherwise acquired; (b) that did not result from a breach of Dundee Precious Metals Inc.’s non-solicitation covenants in the applicable Lock-up Agreement; (c) which complies with all applicable securities laws; (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Dundee Precious Metals Inc. acting in good faith will be obtained; (e) that is not subject to any due diligence and/or access condition; and (f) that Dundee Precious Metals Inc. has determined in good faith (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to Dundee Precious Metals Inc. than the Wega Offer (including any adjustment to the terms and conditions of the Wega Offer proposed by the Offeror pursuant to the Offeror’s opportunity to match).

No Solicitation

Each of the Locked-up Shareholders has agreed that from the earlier of the termination of its respective Lock-up Agreement pursuant to its terms and the Expiry Time, it will, among other things, (a) immediately cease any existing solicitations, discussions or negotiations with any person other than Wega ASA, its subsidiaries or Wega Inc. with respect to an Acquisition Proposal; (b) promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Wega ASA, at first orally and then in writing of (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Locked-up Shareholder receives, or becomes aware of, that relates to, or constitutes, or which could lead to, a bona fide Acquisition Proposal; or (ii) any request that the Locked-up Shareholder receives for discussions or negotiations relating to an Acquisition Proposal or for non-public information relating to Goldbelt or any of its subsidiaries; and (c) exercise the voting rights attaching to the Shares held or controlled by the Locked-up Shareholder to oppose certain transactions which would reasonably be regarded as being directed towards or likely to prevent or delay the take up of and payment for the Shares held or controlled by the Locked-up Shareholder or the successful completion of the Wega Offer or result in a Material Adverse Effect in respect of Goldbelt. Dundee Precious Metals Inc. has also agreed that from the earlier of the termination of its Lock-up Agreement pursuant to its terms and the Expiry Time, it will promptly notify Wega ASA of any request that Dundee Precious Metals Inc. receives for non-public information relating to any Goldbelt mineral property or contractual or legal rights or for access to Goldbelt’s properties, books and records or a list of the Shareholders of Goldbelt or any subsidiary of Goldbelt.

A Locked-up Shareholder who is a member of the Board of Directors may engage, in its capacity as a director of Goldbelt, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such a person, which did not result from a breach of the applicable Lock-up Agreement or the Support Agreement.

Termination of the Lock-up Agreements

Each respective Lock-up Agreement may be terminated by notice in writing: (a) at any time by mutual consent of Wega ASA, Wega Inc. and the respective Locked-up Shareholder; (b) by the respective Locked-up Shareholder if, (i) Wega ASA and Wega Inc. have not complied in any material respect with their covenants contained in the applicable Lock-up Agreement or if any representation or warranty of Wega ASA or Wega Inc. under the applicable Lock-up Agreement is untrue or incorrect in any material respect and such non-compliance or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (ii) the Offeror (for any reason other than the failure of any Locked-up Shareholder to deposit its Shares for purchase) taken up and paid for all Shares deposited under the Wega Offer by the 120th day following the date of the mailing of the Offer and Circular in accordance with the Support Agreement; or (iii) the Support Agreement is terminated or, in the case of the Locked-up Shareholders other than Dundee Precious Metals Inc., the Support Agreement is terminated and no Termination Payment has occurred or been paid; provided in each case that the respective Locked-up Shareholder is not, at the time, in material default of its obligations under the applicable Lock-up Agreement; and (c) by Wega ASA if, (i) the respective Locked-up Shareholder has not complied in any material respect with all of its covenants contained in the applicable Lock-up Agreement and such default is not cured, or if any representation or warranty of the respective Locked-up Shareholder under the applicable Lock-up Agreement is untrue or incorrect in any material respect; (ii) any of the conditions of the Wega Offer are not satisfied or waived at the Expiry Time and the Offeror elects not to waive such condition; or (iii) the Support Agreement is terminated in accordance with its terms; provided in each case that Wega ASA is not, at the time, in material default of its obligations under the applicable Lock-up Agreement.

Additionally, Dundee Precious Metals Inc.’s Lock-up Agreements can be terminated by notice in writing if (a) Dundee Precious Metals Inc. provides Wega ASA with notice in writing that there is a Special Superior Proposal at least five Business Days prior to the date on which Dundee Precious Metals Inc. proposes to accept or enter into any agreement relating to such Special Superior Proposal; and (b) five Business Days have elapsed and Dundee Precious Metals Inc. determined, in good faith, that the Acquisition Proposal is a Special Superior Proposal compared to the proposed amendment to the terms of the Wega Offer by the Offeror. During the five Business Day period referred to above or such longer period as Dundee Precious Metals Inc. may approve for such purpose, the Offeror has the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Wega Offer and Dundee Precious Metals Inc. has agreed to co-operate with the Offeror with respect thereto, including negotiating in good faith, to enable the Offeror to proceed with the Wega Offer and any contemplated Transactions on such adjusted terms. Dundee Precious Metals Inc. will review any proposal by the Offeror to amend the terms of the Wega Offer in order to determine, in good faith, whether any amendment would result in the Acquisition Proposal not being a Special Superior Proposal compared to the proposed amendment to the terms of the Wega Offer.

TREATMENT OF OPTIONS AND PERFORMANCE RIGHTS

Under the Support Agreement, the Offeror acknowledged and agreed that (a) holders of Options will be permitted to tender Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon the Offeror taking up and paying for the Shares under the Wega Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares and (b) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Wega Offer, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Wega Offer and otherwise validly accept the Wega Offer in accordance with its terms with respect to such Shares. Goldbelt agreed that as a condition to any cashless exercise described above, Goldbelt will obtain all necessary corporate and regulatory approval, failing which the Options will be exercised on a cash basis.

Goldbelt has agreed to use its commercially reasonable best efforts to cause all holders of Options to conditionally exercise such Options as described above and to deliver, not later than five Business Days prior to the first scheduled expiry time of the Wega Offer (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender the Shares to be issued as a result of such conditional exercise of Options to the Wega Offer. Goldbelt has also agreed that it will cause all Options not exercised prior to the first scheduled expiry time of the Wega Offer to be terminated or otherwise expire at that time, which expiration or termination may be conditional on the take-up of Shares under the Wega Offer.

Goldbelt has also agreed to use its commercially reasonable best efforts to cause holders of Performance Rights to conditionally tender the Shares issued as a result of the acceleration of Performance Rights and to deliver, not later than five Business Days prior to the first scheduled expiry date of the Wega Offer, (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender such Shares to the Wega Offer. Goldbelt has agreed that if all necessary approvals to issue any Shares pursuant to any Performance Rights have not been obtained on or before the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares, Goldbelt will cause such Performance Rights to be terminated concurrent with the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares.

The Offeror agreed that, concurrent with the first scheduled expiry time at which the Offeror takes up Shares, Goldbelt will issue: (i) all Shares issuable pursuant to Performance Rights, regardless of whether the applicable performance targets have or have not been met; and (ii) the 350,000 Shares issuable to Canisp Consultants Ltd. pursuant to an agreement between Goldbelt and Canisp Consultants Ltd. dated June 24, 2007. Goldbelt has agreed that from and after the first scheduled expiry time of the Wega Offer in respect of which the Offeror takes up Shares, there will be no Shares issuable pursuant to Performance Rights or Goldbelt’s agreement with Canisp Consultants Ltd.

SUBSEQUENT ACQUISITION TRANSACTION

If, within four months after the date of the Wega Offer, the Wega Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held by or on behalf of Parent, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of Wega, Wega or the Offeror may, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Shareholders who have not accepted the Wega Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Wega Offer. The Corporation agrees that, in the event the Offeror takes up and pays for Shares under the Wega Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Wega ASA and Wega Inc. in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Corporation and Wega ASA, the Offeror or another subsidiary of Wega ASA that Wega ASA may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Wega Offer.

OWNERSHIP OF SECURITIES OF THE CORPORATION

The names of the directors and senior officers of the Corporation, the positions held by them with the Corporation and the designation, percentage of class and number of securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of the Corporation Beneficially
		Owned, Directly or Indirectly(1)
			Performance
Name	Position Held	Shares	Rights	Options

Paul J. Morgan	Executive Chairman and Director	2,590,400	Nil	795,000
Collin Ellison	Chief Executive Officer, President and Director	Nil	800,000	300,000
Brian C. Irwin	Secretary and Director	207,500	Nil	695,000
Laurence D. Marsland	Director	Nil	Nil	475,000
Elizabeth A. Martin	Director	Nil	Nil	350,000
Richard Reavley	Director	Nil	Nil	225,000
Alexander Dann	Chief Financial Officer	Nil	Nil	250,000
Dr. Peter Turner	V.P. Exploration and Business Development	Nil	1,000,000	Nil
David McNee	General Manager	Nil	Nil	500,000

(1)	The information as to securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective director or senior officer.

To the knowledge of the directors and senior officers of the Corporation, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of the Corporation, except as set forth below, and no person or company acting jointly or in concert with the Corporation owns any securities of the Corporation:

Name	No. of Shares	% of Outstanding Shares

Dundee Precious Metals Inc.	30,111,494	46.4%

Except in the case of directors, senior officers and their respective associates, the foregoing is based on an examination of the Corporation’s securities registers.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

The Corporation, Wega ASA and Wega Inc. have entered into the Support Agreement pursuant to which, subject to the terms and conditions set forth therein, the Offeror has agreed to make the Wega Offer and the Corporation has agreed to support the Wega Offer. The Offeror has also entered into Lock-up Agreements with Collin Ellison, Paul J. Morgan and Dundee Precious Metals Inc., pursuant to which each has agreed to deposit under the Wega Offer the Shares owned by each (representing in the aggregate approximately 47% of the issued and outstanding Shares), and not to withdraw those Shares except in limited circumstances.

ARRANGEMENTS OR AGREEMENTS BETWEEN THE CORPORATION
AND ITS SENIOR OFFICERS AND DIRECTORS

Except as described herein or under the headings “Executive Compensation”, “Option/Stock Appreciation Rights (SAR)”, “Aggregated Option/SAR Exercises”, “Termination of Employment, Changes in Responsibility and Employment Contracts”, “Compensation of Directors”, “Securities Authorized for Issuance Under Equity Compensation Plans” in Goldbelt’s Management Information Circular dated November 3, 2006, which was sent to Shareholders in connection with Goldbelt’s 2006 Annual and Special Meeting of Shareholders, which sections are incorporated herein by reference, there are (i) no material agreements, arrangements or understandings between Goldbelt or its affiliates and any of the executive officers, directors or affiliates of Goldbelt, and (ii) no actual or potential conflicts of interest between Goldbelt or its affiliates and any of the executive officers, directors or affiliates of Goldbelt.

Paul J. Morgan, Executive Chairman and Director
Consulting Services Agreement dated February 16, 2004 (the “Morgan Agreement”)

Upon termination of the Morgan Agreement, the Corporation shall pay Mr. Morgan in connection with the advisory services provided by him to the Corporation and all reasonable expenses incurred by Mr. Morgan to the effective date of termination. Mr. Morgan’s compensation is equal to $1,000 per eight hour day, pro-rated according to the number of hours worked each day. Pursuant to the Morgan Agreement, should the Corporation request that Mr. Morgan engage any person in connection with his provision of advisory services to the Corporation as specified above, and such person’s engagement is terminated as a result of the termination of the Morgan Agreement, the Corporation shall be responsible to Mr. Morgan for the employment severance cost of such person. Mr. Morgan is also entitled to a cash bonus payment equal to the amount determined by multiplying 250,000 by the offer price payable pursuant to any take-over bid, offer or arrangement which, if completed, would result in a Change of Control. Mr. Morgan has also been granted 795,000 Options and all of such Options which have not vested will vest upon the receipt of a bone fide offer for the Shares, including the Wega Offer.

A “Change of Control” for purposes of the Morgan Agreement and the Ellison Agreement (as hereinafter defined) means: (a) the acquisition by any individual, entity or group of beneficial ownership of more than 25% of the outstanding voting shares of Goldbelt, (b) upon the individual directors of the Board of Directors of Goldbelt on the date of grant ceasing to constitute a majority of the board, or (c) the consummation of a corporate merger, amalgamation or arrangement or the sale or disposition of substantially all of the assets of Goldbelt which has or will result in a change of control of Goldbelt.

Collin Ellison, Chief Executive Officer, President and Director
Management Services Agreement (Amended and Restated) dated April 1, 2007 (the “Ellison Agreement”)

Mr. Ellison has previously been granted 300,000 Options and the right to receive up to 800,000 Shares pursuant to Performance Rights. Upon a Change of Control (as defined above), all unvested Options granted to Mr. Ellison shall vest immediately and all rights to receive Shares pursuant to Performance Rights granted to Mr. Ellison where the performance criteria have not been satisfied will be accelerated. In addition, upon a Change of Control, the Ellison Agreement terminates and the Corporation is required to pay Mr. Ellison 18 months’ salary in addition to any other amount payable under the Ellison Agreement. Upon termination, the Corporation shall pay Mr. Ellison severance in lieu of notice consisting of full compensation through to the date of termination plus an amount equal to the amount of any awards previously made to Mr. Ellison which have not been paid, and three (3) month’s compensation in lieu of further compensation for periods subsequent to the date of termination. Mr. Ellison is also entitled to a cash bonus payment equal to the amount determined by multiplying 450,000 by the offer price payable pursuant to any take-over bid, offer or arrangement which, if completed, would result in a Change of Control. All Options granted to Mr. Ellison which have not vested will vest upon the receipt of a bone fide offer for the Shares, including the Wega Offer and all rights to receive Shares pursuant to Performance Rights granted to Mr. Ellison where the performance criteria have not been satisfied will be accelerated concurrent with the first scheduled expiry time of the Wega Offer in respect of which Wega Inc. takes up Shares.

Alexander Dann, Chief Financial Officer
Employment Agreement dated October 9, 2007 (the “Dann Agreement”)

Pursuant to the Dann Agreement, the Corporation granted 250,000 Options to Mr. Dann upon commencement of his employment, such Options to vest over certain time periods. Upon a Change of Control (as defined below), all unvested Options granted to Mr. Dann shall vest immediately. In addition, upon a Change of Control, if Mr. Dann elects not to continue his employment, he is entitled to a lump sum payment equal to 18 months’ salary. Either party may terminate the Dann Agreement upon three (3) months’ notice. In the event of termination with notice by the Corporation, the Corporation shall pay Mr. Dann his salary for the period in lieu of notice as well as all money owing to Mr. Dann at the time of termination. All incentive or profit share payments that have not been earned at the time of termination with notice shall lapse, and all Options vested at the time of termination shall be exercisable in accordance with and subject to the terms of the Corporation’s stock option plan. All Options granted to Mr. Dann which have not vested will vest upon the receipt of a bone fide offer for the Shares, including the Wega Offer.

A “Change of Control” for the purposes of the Dann Agreement means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

Dr. Peter Turner, Vice-President Exploration and Business Development
Employment Agreement dated February 16, 2004 (the “Turner Agreement”)

Dr. Turner has previously been granted the right to receive up to 1,000,000 Shares pursuant to Performance Rights. Upon a Change of Control (as defined below), all unvested Performance Rights shall vest immediately, and all rights to receive Shares pursuant to Performance Rights granted to Dr. Turner where the performance criteria has not been satisfied will be accelerated. In addition, upon a Change of Control, the Turner Agreement terminates and the Corporation is required to pay Dr. Turner 18 months’ salary. Either party may terminate the Turner Agreement upon three (3) months’ notice. In the event of termination with notice by the Corporation, the Corporation shall pay Dr. Turner’s wages for the period in lieu of notice as well as all money owing to Dr. Turner by the Corporation. All incentive or profit share payments that have not been paid to Dr. Turner at the time of termination with notice shall lapse. All rights to receive Shares pursuant to Performance Rights granted to Dr. Turner where the performance criteria have not been satisfied will be accelerated concurrent with the first scheduled expiry time of the Wega Offer in respect of which Wega Inc. takes up Shares.

A “Change of Control” for the purposes of the Turner Agreement means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

Brian C. Irwin, Corporate Secretary and Director
Consulting Services Agreement dated February 16, 2004 (the “Irwin Agreement”)

Upon termination of the Irwin Agreement, the Corporation shall pay Mr. Irwin in connection with the advisory services provided by him to the Corporation and all reasonable expenses incurred by Mr. Irwin to the effective date of termination. Mr. Irwin is entitled to $5,000 per month. In accordance with the Irwin Agreement, should the Corporation request that Mr. Irwin engage any person in connection with his provision of advisory services to the Corporation as specified above, and such person’s engagement is terminated as a result of the termination of the Irwin Agreement, the

Corporation shall be responsible to Mr. Irwin for the employment severance cost of such person. Mr. Irwin has also been granted 695,000 Options all of which have vested.

ARRANGEMENTS OR AGREEMENTS REGARDING WEGA

Other than the Support Agreement and the Lock-up Agreements and the Revised Employment Agreements described below, there are (a) no arrangements or agreements made or proposed to be made between Wega ASA or Wega Inc. and any of the directors or senior officers of Goldbelt; and (b) no contracts, arrangements or understandings, formal or informal, between Wega ASA or Wega Inc. and any securityholder of Goldbelt with respect to the Wega Offer. Other than the Support Agreement and the Lock-up Agreements and the Revised Employment Agreements described below, there are no contracts, arrangements or understandings, formal or informal, between Wega ASA or Wega Inc. and any person or company with respect to any securities of Goldbelt in relation to the Wega Offer.

Revised Employment Arrangements

Goldbelt has existing employment or service arrangements pursuant to which each of the Named Individuals currently provides his services to Goldbelt (each an “Existing Employment Agreement” and collectively the “Existing Employment Agreements”).

The Offeror wishes to retain the services of the Named Individuals after the Offeror has acquired Shares pursuant to the Wega Offer. To that end, Goldbelt has agreed in the Support Agreement to use its best efforts to negotiate and enter into a new employment or service agreement (each a “Revised Employment Agreement” and collectively the “Revised Employment Agreements”) on terms satisfactory to the Offeror, acting reasonably, in respect of each of the Named Individuals. Further, it is a condition of the Offeror taking up and paying for Shares deposited under the Wega Offer that Collin Ellison, the President and Chief Executive Officer and a Director of Goldbelt, enter into a new employment agreement with Goldbelt on terms satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer and Circular, Offer, “Conditions of the Offer”. It is not a condition of the Wega Offer that any of the other Named Individuals enter into Revised Employment Agreements with Goldbelt.

Under the Ellison Agreement, Mr. Ellison is entitled to receive a salary of $281,250 per annum plus medical insurance benefits. Mr. Ellison is also entitled to participate in any incentive programs of Goldbelt, including share option plans, share purchase plans, share bonus plans or financial assistance plans in the discretion of the Board of Directors. Under the Ellison Agreement, Mr. Ellison was issued 800,000 Performance Rights entitling him to receive 800,000 Shares, of which 600,000 Performance Rights had previously vested. Mr. Ellison was also granted Options, all of which have vested, entitling him to receive 300,000 Shares upon exercise. Completion of a change of control of Goldbelt is considered a termination of Mr. Ellison’s employment by Goldbelt unless Mr. Ellison consents otherwise in writing. Under the Ellison Agreement, upon a change of control of Goldbelt, Goldbelt must pay Mr. Ellison an amount equal to 18 months’ salary, in addition to any other amount payable to Mr. Ellison at law (such payment, including the similar payments to be made to the Named Individuals, being referred to as the “Change in Control Termination Payments”). In the event of a change of control of Goldbelt, Mr. Ellison’s unvested Performance Rights are accelerated and become due and issuable, which would entitle Mr. Ellison to receive 200,000 Shares. Mr. Ellison is also entitled to a cash bonus payment equal to the amount determined by multiplying 450,000 by the offer price payable per Share pursuant to any take-over bid, offer or arrangement which, if completed, would result in a change of control.

Under Mr. Ellison’s Revised Employment Agreement, the total compensation paid for the services of Mr. Ellison will be consistent with market compensation for employees with similar experience and responsibilities. It is expected that under Mr. Ellison’s Revised Employment Agreement, Mr. Ellison will be entitled to receive benefits, options to acquire common shares of Wega Mining in accordance with Wega Mining’s stock option plan (which options will have an exercise price that is equal to or greater than the market price of Wega Mining’s common shares at the time of grant) and cash bonuses to be paid periodically over the ensuing 24 months upon the satisfaction of specified performance criteria related to the development of the Inata project. It is also anticipated that Mr. Ellison will receive an amount in cash equivalent to his Change in Control Termination Payment.

The Existing Employment Agreements for the other Named Individuals also provide for a base salary or fee, as applicable, as well as, in certain cases, benefits, Options and Performance Rights. In addition, each of the other Named

Individuals is entitled to 18 months salary or fee, as applicable, upon a change of control of Goldbelt unless the Named Individual consents otherwise in writing.

The total compensation paid for the services of the other Named Individuals will be consistent with market compensation for employees with similar experience and responsibilities and commensurate with similarly situated employees at Wega Mining. Under the Revised Employment Agreements for the other Named Individuals it is expected that the other Named Individuals will be entitled to receive benefits, options to acquire common shares of Wega Mining in accordance with Wega Mining’s stock option plan and/or cash bonuses to be paid periodically over the ensuing 24 months upon the satisfaction of specified performance criteria related to the development of the Inata project. It is also anticipated that each of the Named Individuals will receive an amount in cash equivalent to their respective Change in Control Termination Payments.

The terms of the Revised Employment Agreements have not been finalized as of the date hereof. As the terms of the Revised Employment Agreements have not yet been settled, the actual terms may differ from those described above. The Revised Employment Agreements will be negotiated at arm’s length with each Named Individual subsequent to the date hereof. The entering into of a Revised Employment Arrangement in respect of a Named Individual will not be conditional on such Named Individual supporting the Wega Offer in any manner.

Canadian securities laws preclude Wega Inc. or Wega ASA from entering into any agreement, commitment or understanding with any securityholder of Goldbelt that has the effect of providing to such holder consideration of greater value than that offered to the other holders of the same class of securities. The Offeror intends to apply for a decision from each of the relevant securities regulatory authorities that the proposed Revised Employment Agreements are being entered into for reasons other than to increase the value of the consideration paid to the Named Individuals for their Shares and may be entered into despite the prohibition mentioned above.

TRADING IN SECURITIES OF THE CORPORATION

With the exception of the trade noted below, neither the Corporation nor any of the directors or senior officers of the Corporation and, to the knowledge of the directors and senior officers after reasonable enquiry, none of such persons’ associates or any person acting jointly or in concert with the Corporation, has traded in Shares during the six-month period preceding the date hereof except for the trades listed below under “Issuances of Securities of the Corporation”. On June 20, 2007 Mr. Brian Irwin, the secretary and a director of the Corporation, disposed of 10,000 Shares in the market at a disposition price of $1.03 per Share.

ISSUANCES OF SECURITIES OF THE CORPORATION

No securities of the Corporation have been issued to the directors or senior officers of the Corporation in the two year period preceding the date of this Director’s Circular, and no securities are issuable to them, other than as indicated below.

Shares

None of the directors or senior officers of the Corporation and, to the knowledge of the directors and senior officers after reasonable enquiry, none of such persons’ associates or any person acting jointly or in concert with the Corporation, has been issued Shares during the two year period preceding the date hereof.

Options

The following table sets forth the Options that have been granted pursuant to the Corporations stock option plan to the Corporation’s directors and senior officers in the two years preceding the date of this Director’s Circular.

	Number of	Exercise Price
Name	Options Granted	per Security ($)	Date Granted	Expiry Date

Paul Morgan	50,000	1.16	June 11, 2007	June 11, 2012
	220,000	0.89	February 10, 2006	February 10, 2011
	250,000	0.62	November 30, 2005	November 30, 2010
Collin Ellison(1)	50,000	1.16	June 11, 2007	June 11, 2012
	250,000	1.08	February 1, 2007	February 1, 2012
Alexander Dann	250,000	1.04	October 11, 2007	October 11, 2012
Brian C. Irwin	50,000	1.16	June 11, 2007	June 11, 2012
	220,000	0.89	February 10, 2006	February 10, 2011
	225,000	0.62	November 30, 2005	November 30, 2010
David McNee	500,000	0.89	August 29, 2007	August 29, 2012
Elizabeth Martin	50,000	1.16	June 11, 2007	June 11, 2012
	300,000	0.69	December 16, 2005	December 16, 2010
Laurence D. Marsland	50,000	1.16	June 11, 2007	June 11, 2012
	225,000	0.62	November 30, 2005	November 30, 2010
Richard Reavley	225,000	1.07	September 26, 2007	September 26, 2012

(1)	Mr. Ellison has also received Performance Rights to receive up to 800,000 Shares. Certain of such Performance Rights shall be accelerated and become due and issuable following a change of control of the Corporation. Dr. Peter Turner has also received Performance Rights to receive up to 1,000,000 Shares, certain of which shall be accelerated and become due and issuable following a change of control of the Corporation. In addition, Goldbelt has agreed to issue all Shares issuable pursuant to Performance Rights, regardless of whether the applicable performance targets have been met, concurrent with the first scheduled expiry time of the Wega Offer in respect of which Wega Inc. takes up Shares.

OWNERSHIP OF SECURITIES OF WEGA

None of the Corporation or the directors or senior officers of the Corporation or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with the Corporation, owns, directly or indirectly, or exercises control or direction over, any securities of Wega ASA or Wega Inc.

TRADING PRICES

On October 17, 2007, the last trading day prior to the public announcement by the Offeror and the Corporation of the intention of the Offeror to make the proposed Wega Offer, the closing price of the Shares on the TSX was $1.16. On November 2, 2007, the closing price of the Shares on the TSX was $1.53.

NO MATERIAL CHANGES

Directors and senior officers of the Corporation are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of the Corporation since the date of the last published audited consolidated financial statements of the Corporation, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at www.sedar.com and are incorporated herein by reference.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of the Corporation which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Wega Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CONSENT OF FINANCIAL ADVISOR

November 5, 2007

To the Directors of Goldbelt Resources Ltd. (the “Corporation”):

In connection with the offer dated November 5, 2007 (the “Wega Offer”) made by Wega Mining Inc. to acquire all of the issued and outstanding common shares of the Corporation (the “Shares”), attached is our opinion letter dated October 17, 2007 with respect to the fairness of the consideration under the Wega Offer from a financial point of view to the holders of the Shares.

In that regard, we hereby consent to the reference to, and the summary of, our opinion letter in the Directors’ Circular dated November 5, 2007 of the Corporation relating to the Wega Offer and to the inclusion of a copy of our opinion letter in the Directors’ Circular.

Yours very truly,

(Signed) Cormark Securities Inc.

CERTIFICATE

November 5, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) Collin Ellison	(Signed) Elizabeth A. Martin
Director	Director

APPENDIX “A”

GLOSSARY

In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

“Acquisition Proposal” has the meaning set out in subsection 6.2(a)(i) of the Support Agreement.

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Business Day” means any day, other than a Saturday, Sunday or other statutory or civic holiday in Toronto, Ontario or Oslo, Norway.

“BCBCA” means the Business Corporations Act, British Columbia, as amended.

“Compulsory Acquisition” has the meaning set out in Section 2.8 of the Support Agreement.

“Convertible Securities” means Options and Performance Rights.

“Cormark” means Cormark Securities Inc., financial advisor to the Board of Directors and the Special Committee.

“Corporation” means Goldbelt Resources Ltd., a corporation existing under the BCBCA.

“Directors’ Circular” means this directors’ circular of the Board of Directors relating to the Wega Offer.

“Expiry Time” means 8:00 p.m. (Toronto time) on December 13, 2007, subject to the right of Wega ASA or Offeror to extend from time to time the period during which Shares may be deposited under the Wega Offer.

“Fairness Opinion” means the opinion of Cormark Securities Inc. dated October 17, 2007 to the Board of Directors and the Special Committee, as to the fairness, from a financial point of view, to the Shareholders of the consideration offered under the Wega Offer, a copy of which is attached to this Directors’ Circular as Appendix “B”.

“Governmental Entity” means (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

“Law” or “Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

“Letter of Transmittal” means the applicable letter(s) of transmittal form(s) to be used in connection with the Wega Offer, sent by the Offeror to Shareholders, with the Wega Offer and the Offer and Circular or separately, and described in the Offer and Circular at Section 3 of the Offer, “Manner of Acceptance”.

“Lock-up Agreements” means the lock-up agreements dated October 17, 2007 between Wega ASA, Wega Inc. and each of the Locked-up Shareholders, respectively, as amended from time to time.

“Locked-up Shareholders” means each of Collin Ellison, Paul J. Morgan and Dundee Precious Metals Inc.

“material fact” has the meaning ascribed thereto in the Securities Act (Ontario).

“Minimum Tender Condition” means, at the Expiry Time and at the time the Offeror first takes up and pays for Shares under the Wega Offer, there shall have been validly deposited pursuant to the Wega Offer and not withdrawn that number of Shares which constitutes at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis).

“Named Individuals” means Collin Ellison, Peter Turner, David McNee and Saidou Ide.

A-1

“Notice of Guaranteed Delivery” means the applicable notice(s) of guaranteed delivery to be used in connection with the Wega Offer, sent by the Offeror to Shareholders, with the Wega Offer and the Offer and Circular or separately, and described in Section 3 of the Offer and Circular, Offer, “Manner of Acceptance”.

“Offer and Circular” means the Wega Offer together with the take-over bid circular of the Offeror dated November 5, 2007.

“Offeror” or “Wega Inc.” means Wega Mining Inc., a wholly-owned subsidiary of Wega ASA and a corporation existing under the BCBCA.

“Options” means options to acquire Shares.

“Performance Rights” means the rights to obtain Shares for no consideration upon the achievement of certain performance targets pursuant to certain compensation agreements, including such rights to obtain Shares as have received the approval of the Board of Directors but which may still be subject to Shareholder, stock exchange or any other approval.

“person” includes an individual, partnership, association, limited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Shares” means common shares in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“Special Committee” means the special committee of the Board of Directors.

“Subsequent Acquisition Transaction” has the meaning set out in section 2.8 of the Support Agreement.

“Subsidiary” means with respect to any specified person: (i) any corporation, association or other business entity controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are that person or one or more subsidiaries of that person (or any combination thereof).

“Superior Proposal” has the meaning set out in subsection 6.2(a) of the Support Agreement.

“Take-up Date” means the date on which the Offeror first takes up and pays for any Shares pursuant to the Wega Offer.

“Transaction” means the acquisition of the Corporation by the Offeror pursuant to the Wega Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, and includes the other transactions contemplated by the Support Agreement.

“TSX” means the Toronto Stock Exchange.

“Wega ASA” means Wega Mining ASA, a corporation existing under the laws of Norway.

“Wega Offer” means the offer made by the Offeror to acquire the outstanding Shares, all as described in the Offer and Circular.

A-2

APPENDIX “B”

FAIRNESS OPINION
October 17, 2007

The Board of Directors and
Special Committee of
Goldbelt Resources Ltd.
372 Bay Street, Suite 1201
Toronto, ON

Attention:       Mr. Paul Morgan, Chairman

To the Board of Directors:

Cormark Securities Inc. (“Cormark Securities”) understands that Goldbelt Resources Ltd. (the “Company”) has entered into a support agreement dated October 17, 2007, (the “Support Agreement”) with Wega Mining ASA and Wega Mining Inc. (collectively, “Wega”) pursuant to which Wega proposes to acquire, directly or indirectly, all of the outstanding common shares (“Common Shares”) of the Company not currently owned by Wega or its affiliates by means of a take-over bid (the “Transaction”). Under the terms of the Transaction, holders of Shares will receive cash consideration of C$1.55 per Share (the “Consideration”). The specific terms and conditions of, and other matters related to, the Support Agreement will be more fully described in the take-over bid circular and directors’ circular (the “Circulars”) to be mailed to shareholders of the Company in connection with the Transaction.

Cormark Securities has been retained by the board of directors of the Company (the “Board”) to provide advice and assistance to the Board and the special committee of the Board (the “Special Committee”) in connection with the Transaction, including the delivery to the Board and the Special Committee of Cormark Securities’ opinion (the “Fairness Opinion”) as to the fairness of the Consideration pursuant to the Transaction, from a financial point of view, to the holders of the Shares. Cormark Securities has been advised by the Company that the Transaction is exempt from the valuation requirements of Ontario Securities Commission Rule 61-501 “Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions” or Autorité des marches financiers (Québec) Regulation Q-27 “Respecting Protection of Minority Shareholders in the Course of Certain Transactions” and is not a “Subject Transaction” pursuant to By-Law 29.14 of the Investment Dealers Association of Canada (“IDA”).

CORMARK SECURITIES’ ENGAGEMENT

Cormark Securities was contacted by the Company on September 27, 2007, with respect to acting as financial advisor to the Board and the Special Committee and assisting the Board and the Special Committee in considering, evaluating and negotiating various initiatives to enhance shareholder value and, if requested, to provide a Fairness Opinion with respect to any potential transaction that arose as a result of such process. Cormark Securities was formally engaged by the Board and the Special Committee pursuant to a letter agreement dated October 14, 2007 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that Cormark Securities is to be paid an advisory fee by the Company upon the successful completion of the Transaction. In addition, Cormark Securities is to be reimbursed for its reasonable expenses and is to be indemnified by the Company in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services.

CREDENTIALS OF CORMARK SECURITIES

Cormark Securities is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark Securities has participated in a a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The form and content of this Fairness Opinion have been approved for release by the Executive Committee of Cormark Securities, the members of which are experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

RELATIONSHIP WITH INTERESTED PARTIES

Cormark Securities is not an insider, associate or affiliate of the Company, Wega, or any of their respective affiliates or associates (as those terms are defined in the Securities Act (Ontario)). Other than pursuant to the Engagement Agreement described above, Cormark Securities is not acting as an advisor to the Company, Wega, or any of their respective affiliates or associates (collectively, the “Interested Parties”) in connection with any matter.

There are no understandings, agreements or commitments between Cormark Securities and the Company, Wega, or any other Interested Party, with respect to any future business dealings. Cormark Securities may in the future, in the ordinary course of its business, provide financial advisory or investment banking services to any one or more of the Company, Wega, or any other Interested Party.

In the normal course of its business, Cormark Securities acts as a securities trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have long or short positions in securities of the Company or Wega or any other Interested Party and, from time to time, may have executed or may execute transactions on behalf of them or on behalf of other clients for which Cormark Securities receives compensation. As an investment dealer, Cormark Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, the Company, Wega, or any or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, Cormark Securities has reviewed and relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.	the Support Agreement;

2.	all public filings submitted by the Company to securities commissions or similar regulatory authorities in Canada which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including annual reports, audited annual financial statements, management information circulars, annual information forms, prospectuses and interim financial statements;

3.	publicly available information relating to the business, operations, financial performance and stock trading history of the Company, Wega and other selected reporting issuers (or their equivalent) operating in Canada or the United States considered by Cormark Securities to be relevant;

4.	all press releases issued by the Company and Wega through commercial newswires in the past six months;

5.	certain internal financial and operating data concerning the Company, including recent financial forecasts that were internally prepared by the Company;

6.	selected investment research reports, articles or publications relating to the gold mining sector of the Canadian and United States equity capital markets;

7.	secondary market trading prices and valuation multiples for the Company and Wega and compared those against certain publicly-traded companies that Cormark Securities considered to be relevant;

8.	the financial terms, to the extent they are publicly available, of certain transactions of a nature comparable to the Transaction which Cormark Securities considered to be relevant;

9.	other industry and financial market information as Cormark Securities considered necessary or appropriate under the circumstances;

10.	meetings and discussions Cormark Securities held with selected members of the Company’s management and members of the Board and the Special Committee where the proposed Transaction was discussed as well as the past and current business operations of the Company, the financial condition and expected future prospects and operations of the Company, and certain other matters Cormark Securities believed necessary or appropriate for the purpose of rendering this Fairness Opinion;

11.	meetings and discussions Cormark Securities held with selected members of the Wega’s management and financial advisors where the proposed Transaction was discussed as well as the past and current business operations of Wega, its financial condition and ability to complete a NOK300 million equity financing, and certain other matters Cormark Securities believed necessary or appropriate for the purpose of rendering this Fairness Opinion; and

12.	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

Cormark Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark Securities.

ASSUMPTIONS AND LIMITATIONS

With the approval of the Board and as is provided for in the Engagement Agreement, Cormark Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from publicly-available sources, the Board and from the officers and directors of the Company (collectively, the “Information”) and this Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, Cormark Securities has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. In addition, Cormark Securities has assumed that the Transaction will be consummated in accordance with the terms set forth in the Support Agreement without any waiver, amendment or delay of any terms or conditions.

With respect to the financial and operating forecasts provided by the Company and used in our analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. Cormark Securities has assumed that such forecasts have been reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of the future financial performance of the Company and are (or were at the time and continue to be) reasonable in the circumstances.

Cormark Securities has relied upon certain factual representations made by the Company to Cormark Securities in a certificate provided by officers of the Company and delivered as of the date of this Fairness Opinion, including, without limitation, that:

(a)	the information, data and other material (financial and otherwise) provided orally by, or on behalf of and in the presence of, an officer of the Company or in writing by the Company or its respective agents to Cormark Securities relating to the Company or the Transaction for the purpose of preparing this Fairness Opinion was, at the date such information was provided to Cormark Securities, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company or the Transaction and did not and does not omit to state a material fact in respect of the Company or the Transaction necessary to make such information not misleading in light of the circumstances under which it was made or provided;

(b)	since the dates on which information was provided to Cormark Securities by the Company, except as disclosed in writing to Cormark Securities or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this Fairness Opinion;

(c)	to the best of the Company’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Cormark Securities; and

(d)	since the dates on which information was provided to Cormark Securities by the Company, no material transaction has been entered into by the Company or any of its subsidiaries or contemplated by the Company or any of its affiliates except for transactions that have been disclosed to Cormark Securities or generally disclosed.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at October 17, 2007 and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Cormark Securities in discussions with management of the Company as at that date. In its analyses and in preparing this Fairness Opinion, Cormark Securities has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cormark Securities or any party involved in the Transaction. Cormark Securities believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

Cormark Securities is an investment dealer and financial advisor only and has relied upon, without independent verification or investigation, the assessment of the Company with respect to legal, tax, regulatory and actuarial matters. Cormark Securities has not made any independent valuation or appraisal of any specific assets or liabilities of the Company.,

This Fairness Opinion has been provided for the exclusive use of the Board and the Special Committee in connection with the Transaction. This Fairness Opinion may not be used by any person or relied upon by any other person other than the Board and the Special Committee and may not be used or relied upon by the Board or the Special Committee for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Cormark Securities. Cormark Securities hereby consents to the reference to Cormark Securities and the description of, reference to and reproduction of this Fairness Opinion in any Circular or other disclosure document(s) prepared in connection with the Transaction for filing with regulatory authorities or delivery to the Company’s shareholders.

This Fairness Opinion is limited to the fairness, from a financial point of view, to the shareholders of the Company and Cormark Securities expresses no opinion as to any alternative transaction. Cormark Securities expresses no opinion as to the fairness of the Transaction relative to the consideration offered under any proposed alternative transaction. The Fairness Opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their Shares pursuant to the Transaction. In addition, pursuant to the Engagement Agreement, Cormark Securities has not been asked to address, and this Fairness Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company, other than the holders of Shares.

Cormark Securities believes that this Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Cormark Securities, without considering all the stated analyses and factors together, could create a misleading view of the process underlying or the scope of the Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Fairness Opinion is given as of October 17, 2007, and Cormark Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark Securities’ attention after October 17, 2007. Without limiting the foregoing, in the event that there is any material change (as defined in the Securities Act (Ontario)) in the Company or any change in any material fact (as defined in the Securities Act (Ontario)) affecting the Fairness Opinion after October 17th, 2007, Cormark Securities reserves the right to change, modify or withdraw the Fairness Opinion.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the IDA but the IDA has not been involved in the preparation or review of this Fairness Opinion.

FAIRNESS OPINION

Based on and subject to the foregoing, Cormark Securities is of the opinion that, as at October 17, 2007, the Consideration pursuant to the Transaction is fair, from a financial point of view, to the shareholders of the Company (other than Wega and its affiliates, to the extent that they may hold Shares).

Yours very truly,

Cormark Securities Inc.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
   Exhibits:

1.1	Press release dated October 18, 2007 (filed herewith)

1.2	Support Agreement dated October 17, 2007 (filed herewith)

1.3	Material Change Report dated October 17, 2007 (filed herewith)

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
Item 2. Consent to Service of Process
At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Goldbelt Resources Ltd.
Dated: November 5, 2007	By:	/s/ Alexander Dann
	Name:	Alexander Dann
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Press release dated October 18, 2007 (filed herewith).

1.2	Support agreement dated October 17, 2007 (filed herewith).

1.3	Material Change Report dated October 17, 2007 (filed herewith).